UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform you that Vedanta Limited has notified the Management Committee, DGH and Ministry of Petroleum and Natural Gas on August 23, 2021 of a Gas & Condensate Discovery (named ‘Jaya’) in its exploratory well Jaya-1 (earlier Jambusar-Updip-1) drilled in OALP Block CB-ONHP/2017/2 in Bharuch District of Gujarat. The approval of Management Committee has also been sought. The Block was awarded to the Company in October 2018 and is one of the 41 Blocks awarded to it in OALP-I round of bidding. The Company holds 100% participating interest in the block.

Jaya-1 (earlier Jambusar-Updip-1) is the third well drilled in Gujarat and second hydrocarbon discovery notified by the Company under the OALP regime. Further evaluation will be carried out to assess potential commerciality of the discovery.

We request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer